Filed Pursuant to Rule 424(b)(4)

Registration Number 333-112487

PROSPECTUS

5,852,941 Shares

Common Stock

This prospectus relates solely to the resale of (i) up to an aggregate of 5,500,000 shares of Roxio, Inc. common stock that we sold to certain of the selling stockholders listed on pages 24–26 of this prospectus in a private placement that closed on January 13, 2004, and (ii) up to an aggregate of 352,941 shares of Roxio, Inc. common stock that were sold to, or are issuable upon exercise of a warrant to purchase common stock issued to, Virgin Holdings, Inc. on May 17, 2001. The selling stockholders may sell these shares at market prices prevailing at the time of sale or at negotiated prices.

We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling stockholders. We have agreed to bear all of the expenses incurred in connection with the registration of these shares. The selling stockholders will pay or assume brokerage commissions and similar charges incurred for the sale of these shares of our common stock.

Our common stock is quoted on the Nasdaq National Market under the symbol “ROXI.” On March 31, 2004, the closing price of our common stock as reported by Nasdaq was $4.60 per share.

Investing in shares of our common stock involves risks.

See “ Risk Factors” beginning on page 4 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

April 1, 2004

You should rely only on the information included in or incorporated by reference into this prospectus or information we have referred to in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. This prospectus is not an offer to sell, or a solicitation of an offer to buy, in any state where the offer or sale is prohibited. The information in this prospectus is accurate on the date of this prospectus and may become obsolete later. Neither the delivery of this prospectus, nor any sale made under this prospectus will, under any circumstances, imply that the information in this prospectus is correct as of any date after the date of this prospectus. References to “Roxio,” “we” or “us” refer to Roxio, Inc.

The name “Roxio”, our tagline, our logo, Easy CD Creator, Roxio Easy Media Creator, Digital Media Suite, and Napster are trademarks of Roxio, Inc. or its subsidiaries in the United States and/or other countries. Other trademarks and tradenames appearing in this prospectus are the property of their respective holders.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains certain “forward-looking statements” (as defined in the Private Securities Litigation Reform Act of 1995) based on our current expectations, assumptions, estimates and projections about our business and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and variations of such words and other similar expressions are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors described more fully (i) under the heading “Risk Factors” on page 4 of this registration statement and (ii) elsewhere in this registration statement.

All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements set forth above. Investors are cautioned not to place undue reliance on forward-looking statements contained herein, which relate only to events as of the date on which the statements are made. Except for filings that are made prior to the termination of this offering and are incorporated by reference, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

PROSPECTUS SUMMARY

This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the “Risk Factors” section as well as the information incorporated by reference into this prospectus under “Where You Can Find More Information.”

Roxio, Inc.

Roxio is a leading provider of digital media software and services for the consumer market. We have pioneered the development of consumer software products that allow our customers to create, manage and move their rich digital media. Our strategy is to expand our offerings for both products and services to allow for even easier management of and access to rich digital entertainment and personal media, including music, photos and video. We provide software that enables individuals to record digital content onto CDs and DVDs and we offer photo and video editing products. Taken together, these products enable us to deliver a comprehensive digital media solution to our customers. Through our Napster service, users can legally stream, download and copy, or “burn” a wide variety of digital music. Our products and services allow customers to access, archive, create, customize and share digital materials in formats compatible with the growing number of digital entertainment devices such as personal computers, or PCs, CD and DVD players, compressed audio players and personal digital assistants.

Effective with our acquisition of Napster, LLC (f/k/a Pressplay) on May 19, 2003, we operate our business in two divisions, the consumer software products division and the online music distribution division. To date, we have derived substantially all of our revenues from sales of consumer software products.

Our principal executive offices are located at 455 El Camino Road, Santa Clara, California 95050. Our telephone number is (408) 367-3100. Our website is www.roxio.com. The information found on our website and on websites linked to it are not incorporated into or a part of this prospectus.

The Offering

Common stock offered by selling stockholders (1)	5,852,941 shares
Common stock to be outstanding after the offering(2)(3)	33,542,080 shares
Use of proceeds	We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. See “Use of Proceeds” on page 23.
NASDAQ National Market Symbol	ROXI

(1)	Consists of 5,735,294 shares of common stock and 117,647 shares of common stock issuable upon the exercise of warrants with an exercise price of $8.50 per share.

(2)	Based on the number of shares actually outstanding on March 17, 2004.

(3)	Excludes (i) 6,143,729 shares of common stock issuable upon exercise of options outstanding at January 31, 2004 under our 2003 Stock Plan, 2002 Stock Plan, 2001 Director Option Plan, Amended and Restated 2001 Stock Plan and Amended and Restated 2000 Stock Option Plan; (ii) 117,647 shares of common stock issuable upon exercise of an outstanding warrant issued to Virgin Holdings, Inc. at an exercise price of $8.50 per share; (iii) 100,000 shares of common stock issuable upon exercise of an outstanding warrant issued to the trustee in the Napster, Inc. bankruptcy proceedings at an exercise price of $3.124 per share. Of the total number of shares issuable upon exercise of outstanding options under our option plans, 1,205,011 shares are issuable upon exercise of options having an exercise price of less than $4.00 per share, 3,153,039 shares are issuable upon exercise of options having an exercise price ranging from $4.00-$8.50 per share and 1,785,679 shares are issuable upon exercise of options having an exercise price greater than $8.50 per share. The weighted average exercise price of all of the options outstanding under our option plans is $9.11 per share. An additional (i) 414,061 shares of common stock are reserved for issuance under our Amended and Restated 2000 Stock Option Plan; (ii) 527,938 shares of common stock are reserved for issuance under our Amended and Restated 2001 Stock Plan; (iii) 345,985 shares of common stock are reserved for issuance under our Amended and Restated 2001 Employee Stock Purchase Plan; (iv) 177,337 shares of common stock are reserved for issuance under our 2002 Stock Plan; and (v) 800,000 shares of common stock are reserved for issuance under our 2003 Stock Plan.

RISK FACTORS

Investing in our common stock involves a high degree of risk. In addition to the other information in this prospectus and the information incorporated by reference herein, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks occur, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the price of our common stock could decline, and you could lose all or part of your investment.

Risks Relating to Our Business in General

Fluctuations in our quarterly operating results may cause our stock price to decline.

Our quarterly operating results may fluctuate from quarter to quarter. We cannot reliably predict future revenue and margin trends, and such trends may cause us to adjust our operations. Other factors that could affect our quarterly operating results include:

•	timing of new product introductions and our ability to transition between product versions;

•	product returns upon the introduction of new product versions and pricing adjustments for our distributors;

•	seasonal fluctuations in sales;

•	anticipated declines in selling prices of our products to original equipment manufacturers or OEMs and potential declines in selling prices to other parties as a result of competitive pressures;

•	changes in the mix of our revenues represented by our various products and customers;

•	adverse changes in the level of economic activity in the United States or other major economies in which we do business, or in industries, such as PC, drive or digital still or video camera manufacturing, on which we are particularly dependent;

•	foreign currency exchange rate fluctuations;

•	expenses related to, and the financial impact of, possible acquisitions of other businesses;

•	expenses incurred in connection with the development of an online music distribution service;

•	changes in the timing of product orders due to unexpected delays in the introduction of our customers’ products, due to lifecycles of our customers’ products ending earlier than expected or due to market acceptance of our customers’ products; and

•	timely and accurate reporting to us by our OEM customers of units shipped.

Our CD/DVD recording software accounts for the majority of our revenues. If demand for this software declines, our sales could be significantly reduced and our operating results may be adversely affected.

Historically, the majority of our operating revenues has come from sales of our CD/DVD recording software. Any factors adversely affecting the pricing of, or demand for or market acceptance of our recording software products, such as competition or technological change, would materially adversely affect our business and operating results. In particular, sales of our Roxio Easy Media Creator software account for a majority of our revenues. We expect that this product will continue to account for a significant portion of our software license revenues for the foreseeable future. Our future operating results depend on the continued market acceptance of our CD/DVD recording software, including future enhancements. Competition, technological change or other factors could decrease demand for these products or make these products obsolete.

If new technologies or formats replace the CD and DVD as the preferred method of consumers to store digital content, such as portable digital audio players or removable storage devices, sales of our current recording software products could be seriously harmed. Additionally, if new consumer appliance technologies replace the PC as the preferred means of personalizing and managing digital content, our business could be seriously harmed.

If we fail to compete effectively in the DVD video-authoring software category, sales of our CD and DVD recording software products may be adversely affected.

We released the latest version of our Digital Media Suite (Roxio Easy Media Creator 7) in February 2004. This software includes DVD video-authoring technology. Because this technology is relatively new and rapidly evolving our success in this market segment will depend upon our ability to continue to develop and advance this technology to keep pace with competition and customer demand. Because this functionality is prominently featured in our CD and DVD recording software products, if our DVD video authoring technology does not compete effectively in the marketplace, sales of our combined CD and DVD recording software products may be adversely affected and our business may be adversely affected.

Recently, some of our competitors have begun featuring commercial DVD copying in their software products. We are currently evaluating the legal implications of commercial DVD copying and do not currently include such functionality in our software products. As a result of competition from companies that have decided to include such functionality, sales of our software may be adversely affected.

We expect the success of our customer software products business will depend on sales of our Digital Media Suite.

Our strategy increasingly emphasizes the development of a full digital media software suite, placing greater emphasis on consistency, integration and inter-operability of our family of digital media applications. We plan to develop and release a suite of robust and integrated applications for digital media creation. If our product fails to successfully integrate the applications or if consumers do not see enough value in these improvements, sales of our Digital Media Suite will suffer and our business will be harmed.

If CD recording does not remain the primary technology for recording and managing digital content, our sales of recording software and related services may decline significantly and our business may be adversely affected.

Sales of our recording software and related services depend in large part on the continued viability of CD recording as the primary technology used to record and manage digital content. If DVD recorders surpass CD recorders as the primary technology used to record and manage digital content and our DVD recording solutions are not as popular as those of our competitors, then sales of our recording software may decline significantly.

We expect the success of our consumer software products will depend on the sale of upgrades to our CD/DVD recording software products. If we fail to sell upgrades to such products effectively, our business may be adversely affected.

Historically, we have derived a significant portion of our revenues from sales of our recording software products to OEMs of PCs and CD and DVD recorders. Recently, competition in our own market and diminishing margins that PC and drive manufacturers have been experiencing have contributed to a reduction in the prices we can charge PC and drive manufacturers to include our software in their product offerings. If this trend continues as anticipated, we expect that revenues derived from the sale of our CD and DVD recording software products to PC and drive manufacturers in total and as a percentage of net revenues will decline significantly. As such, our future success will depend in part on our ability to sell software upgrades directly to end users and through retail. Although we are developing marketing strategies to increase our sales of software upgrades, we cannot assure you that any marketing strategies we develop will be successful in increasing our upgrade rate or that users will be content with the version of software that is included in their PC, CD or DVD recorder purchase.

If our products do not operate effectively with the hardware of our customers, our revenues will be adversely affected.

We must design our digital content editing and burning products to operate effectively with a variety of hardware and software products, including CD and DVD recorders, PCs, digital still cameras, digital video recorders, printers, scanners and operating system software. We depend on significant cooperation with manufacturers of these products to achieve our design objectives and to produce products that operate successfully. If our software is not interoperable with the hardware that our customers purchase and use, demand for our software will decrease and our business will be harmed.

A significant portion of our revenues currently comes from a small number of distributors and OEMs, and any decrease in revenues from these or other distributors or OEMs could adversely affect our operating results.

One distributor accounted for approximately 22% of our net revenues for the fiscal year ended March 31, 2003 and 15% of our net revenues for the nine-month period ended December 31, 2003. A different distributor accounted for approximately 18% of our net revenues for the fiscal year ended March 31, 2003 and 15% for the nine-month period ended December 31, 2003. Dell Computers, an OEM, accounted for approximately 12% of net revenues for the fiscal year ended March 31, 2003, and 19% of our net revenues for the nine-month period ended December 31, 2003. Recently, Dell Computers announced that they would cease distributing our software with their consumer PC line of products. We expect that a significant portion of our revenues will continue to depend on sales of our products to a small number of distributors. Any downturn in the business of our distributors or OEMs could seriously harm our revenues and operating results.

We rely on distributors and retailers to sell our products, and disruptions to these channels would adversely affect our ability to generate revenues from the sale of our products.

If our distributors attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted. If we reduce the prices of our products to our distributors, we may have to compensate them for the difference between the higher price they paid to buy their inventory and the new lower prices. In addition, we are exposed to the risk of product returns from distributors, either through their exercise of contractual return rights.

If direct sales to customers through our own online channels increase, our distributors and retailers may suffer decreased sales as a consequence. These changes may cause our distributors to cease distribution or seek more favorable terms, which could seriously harm our business.

Our distributors, and the retailers who sell our software to the public, also sell products offered by our competitors. If our competitors offer our distributors or retailers more favorable terms, those distributors or retailers may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified distributors or retailers. Further, distributors or retailers may not recommend, or continue to recommend, our products.

A disruption of our online delivery or transaction processing system could have a negative impact on revenues.

We expect that direct sales will account for an increasing portion of our overall sales particularly due to competitive pressures in the OEM markets. A reduction in the performance, reliability and availability of our online software delivery or transaction processing system will harm our ability to market and distribute our products and services to our users, as well as our reputation and ability to attract and retain users and customers.

Our failure to maintain or expand our relationships with OEMs could cause demand for our products to decline.

Historically, we have derived a significant percentage of our revenues from sales of our products to OEMs, such as PC, digital still camera, digital video camera and drive manufacturers and integrators. These OEMs typically license and include a standard version of our software with their hardware. As a result, these relationships also serve an important role in distributing our software to the end user and positioning the market for upgrades to our more full featured software products. These OEMs may decline to include our software with their hardware for a number of reasons, including if our competitors offer these OEMs more favorable terms, if our competitors are able to take advantage of their existing relationships with these OEMs, or if these OEMs decide not to bundle any software with their products. The loss of any of our relationships with OEMs could harm our operating results. Recently, Dell Computers, our largest OEM partner, announced that they would cease distributing our software with their consumer PC line of products.

Because sales to PC manufacturers in particular provide a significant means of distributing our software to end users, and because sales to PC manufacturers account for a significant portion of our revenues, a downturn or competitive pricing pressures in the PC industry could cause our revenues to decline.

The PC industry is highly competitive, and we expect this competition to increase significantly. In particular, we expect pricing pressures in the PC market to continue. To the extent that PC manufacturers are pressured through competition to reduce the prices of their PCs, they may be less likely to purchase our products on terms as favorable as we have negotiated with our current PC manufacturer customers, if at all. In addition, if the demand for PCs decreases, our sales to PC manufacturers will likely decline. If we are unable to sell our products to PC manufacturers in the amount and on the terms that we have negotiated with our current PC manufacturer customers, our revenues may decline.

If the installed base of CD and DVD recorders does not grow as expected, sales of our digital content management software may decline.

Sales of our CD and DVD recording software and related services depend in large part on the continued growth of the installed base of CD and DVD recorders. While this installed base is growing, we cannot assure you that this growth will continue. Consumers may choose to purchase new PCs that do not include CD or DVD recorders, or existing PC owners may not purchase CD or DVD recorders as a stand-alone product in the numbers that are expected if an alternative technology emerges or if the demand for moving, managing and storing digital content is less than expected. Growth in the installed base of CD and DVD recorders may also be limited due to shortages in components required to manufacture CD and DVD recorders or other supply constraints.

If the installed base of digital still cameras and digital video cameras does not grow as expected, sales of our digital image editing and burning software may decline.

Sales of our digital image editing and burning and related services depend in large part on the continued growth of the installed base of digital still cameras and digital video cameras. While this installed base is expanding, we cannot assure you that this growth will continue as expected. Consumers may reject digital photography or find the new digital still and video cameras too complicated to work or too expensive to purchase. Growth in the installed base of digital still cameras and digital video cameras may also be limited due to shortages in components required to manufacture digital still cameras and digital video cameras or other supply constraints.

If we are unable to compete effectively with existing or new competitors to our software business, including if these competitors offer OEMs better terms than we do, we could experience price reductions, fewer customer orders, reduced margins or loss of market share.

We compete in providing solutions for editing, moving, managing and protecting digital content. The markets for providing products and services offering these solutions are highly competitive, and we expect competition to increase in the future. Key competitors for sales of our CD and DVD recording software include 321 Studios, Ahead, BHA, Sonic Solutions, and Pinnacle Systems. Key competitors for our digital photo and video editing software include Microsoft, Adobe, Pinnacle Systems, Ulead, Intervideo and Arcsoft. Additionally, Microsoft and Apple have included CD recording software and video editing software in their respective operating systems and Apple has included DVD recording software in its operating system.

Many of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements and may be able to leverage their customer bases and adopt aggressive pricing policies to gain market share. They may also devote greater resources to the development, promotion and sale of their products than we do. In addition, some of our software competitors or potential competitors have existing relationships with hardware manufacturers, integrators or retailers that currently carry our products. If our competitors are able to exploit these existing relationships to expand into our product areas, our business could be harmed.

If we fail to release our products as scheduled, it would adversely affect our revenue and the growth of our business.

We may fail to introduce or deliver new product offerings, or new versions of existing products, on a timely basis or at all. If new versions of existing products or potential new products are delayed, we could experience a delay or loss of revenues and customer dissatisfaction. Customers may delay purchases of our current software products in anticipation of future releases. If customers defer material orders of our current software products in anticipation of new releases or new product introductions, our business would be seriously harmed.

We depend on key personnel who do not, or may not continue to, work for us.

Our success substantially depends on the continued employment of certain executive officers and key employees, particularly Christopher Gorog, Nand Gangwani, and Thomas Shea. Effective January 30, 2004, Brad Duea, formerly vice president of worldwide business development was appointed president, Napster division replacing Michael Bebel whose employment agreement will terminate in March 2004. The loss of the services of these or other key officers, employees or third parties could harm our business. If any of these individuals were to leave our company, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor obtains the necessary training and experience.

If we fail to manage expansion effectively, we may not be able to successfully manage our business, which could cause us to fail to meet our customer demand or to attract new customers, which would adversely affect our revenue.

Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We plan to continue to increase the scope of our operations domestically and internationally. In addition, we plan to continue to hire a significant number of employees this year for our online music distribution service. This anticipated growth in future operations will place a significant strain on our management resources.

In the future we plan to continue to develop and improve our financial and managerial controls, reporting systems and procedures. In addition, we plan to continue to expand, train and manage our work force worldwide.

We may need to make additional future acquisitions to remain competitive. The process of identifying, acquiring and integrating future acquisitions may constrain valuable management resources, and our failure to effectively integrate future acquisitions may result in the loss of key employees and the dilution of stockholder value and have an adverse effect on our operating results.

We have completed several acquisitions and expect to continue to pursue strategic acquisitions in the future. Completing any potential future acquisitions could cause significant diversions of management time and resources. Financing for future acquisitions may not be available on favorable terms, or at all. If we identify an appropriate acquisition candidate for any of our businesses, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition or integrate the acquired business, products, technologies or employees into our existing business and operations. Future acquisitions may not be well-received by the investment community, which may cause our stock price to fall. We have not entered into any agreements or understanding regarding any future acquisitions and cannot ensure that we will be able to identify or complete any acquisition in the future.

If we acquire businesses, new products or technologies in the future, we may be required to amortize significant amounts of identifiable intangible assets and we may record significant amounts of goodwill that will be subject to annual testing for impairment. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, our existing stockholders’ ownership could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash.

Acquisition-related costs can cause significant fluctuation in our net income.

Previous acquisitions have resulted in significant expenses, including amortization of purchased software, charges for in-process research and development and amortization of acquired identifiable intangible assets, which are reflected in operating expenses. Total acquisition-related costs in the categories identified above were $3.7 million in the nine-month period ended December 31, 2003 and $6.4 million in the year ended March 31, 2003. Additional acquisitions and any additional impairment of the value of purchased assets could have a significant negative impact on future operating results.

A significant portion of our revenues is derived from international sales. Economic, political, regulatory and other risks associated with international sales and operations could have an adverse effect on our revenues.

Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. International sales accounted for approximately 34% of our net revenues for the fiscal year ended March 31, 2003 and 22% of our net revenues for the nine month period ended December 31, 2003. We anticipate that revenues from international operations will continue to represent a significant portion of our total net revenues. Accordingly, our future revenues could decrease based on a variety of factors, including:

•	changes in foreign currency exchange rates;

•	seasonal fluctuations in sales;

•	changes in a specific country’s or region’s political or economic condition, particularly in emerging markets;

•	unexpected changes in foreign laws and regulatory requirements;

•	difficulty of effective enforcement of contractual provisions in local jurisdictions;

•	trade protection measures and import or export licensing requirements;

•	potentially adverse tax consequences;

•	longer accounts receivable collection cycles;

•	difficulty in managing widespread sales and manufacturing operations; and

•	less effective protection of intellectual property.

Our software could be susceptible to errors or defects that could result in lost revenues, liability or delayed or limited market acceptance.

Complex software products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We have in the past discovered, and may in the future discover, software errors in our new releases after their introduction. Despite internal testing and testing by current and potential customers, our current and future products may contain serious defects or errors. Any such defects or errors would likely result in lost revenues, liability or a delay in market acceptance of these products.

To grow our business, we must be able to hire and retain sufficient qualified technical, sales, marketing and administrative personnel.

Our future success depends in part on our ability to attract and retain engineering, sales, marketing, finance and customer support personnel. If we fail to retain and hire a sufficient number of these employees, we will not be able to maintain and expand our business. We cannot assure you that we will be able to hire and retain a sufficient number of qualified personnel to meet our business objectives.

We may be unable to adequately protect our proprietary rights.

Our inability to protect our proprietary rights, and the costs of doing so, could harm our business. Our success and ability to compete partly depend on the superiority, uniqueness or value of our technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology. These efforts also may not prevent the development and design by others of products or technologies similar to or competitive with, or superior to those we develop. Any of these results could reduce the value of our intellectual property. We may be forced to litigate to enforce or defend our intellectual property rights and to protect our trade secrets. Any such litigation could be very costly and could distract our management from focusing on operating our business.

We may be subject to intellectual property infringement claims, which are costly to defend and could limit our ability to use certain technologies in the future.

Many of our current and potential competitors dedicate substantially greater resources to protection and enforcement of their intellectual property rights, especially patents. Many parties are actively developing streaming media and digital distribution-related technologies, e-commerce and other Web-related technologies, as well as a variety of online business methods and models. We believe that these parties will continue to take steps to protect these technologies, including, but not limited to, seeking patent protection. As a result, disputes regarding the ownership of these technologies and rights associated with streaming media, digital distribution and online businesses are likely to arise in the future and may be very costly. In addition to existing patents and intellectual property rights, we anticipate that additional third-party patents related to our products and services will be issued in the future. If a blocking patent has been issued or is issued in the future, we would need to either obtain a license or design around the patent. We may not be able to obtain such a license on acceptable terms, if at all, or design around the patent, which could harm our business.

Companies in the technology and content-related industries have frequently resorted to litigation regarding intellectual property rights. We may be forced to litigate to determine the validity and scope of other parties’ proprietary rights. Any such litigation could be very costly and could distract our management from focusing on operating our business. In addition, we believe these industries are experiencing an increased level of litigation to determine the applicability of current laws to, and impact of new technologies on, the use and distribution of content over the Internet and through new devices, especially in the music industry, and as we develop products and services that provide or enable the provision of content in such ways, our litigation risk may increase. The existence and/or outcome of such litigation could harm our business.

From time to time we receive claims and inquiries from third parties alleging that our internally developed technology or technology we license from third parties may infringe the third parties’ proprietary rights, especially patents. In December 2003, Optima Technology filed a lawsuit against us in U.S. District Court for the Central District of California alleging patent infringement by our Easy CD Creator line of products. We believe the claims are without merit and intend to defend ourselves vigorously. In addition, Napster has been notified by several companies that its services may infringe their respective patents. Napster also receives from time to time notices from artists, record labels and other asserted content right holders identifying music content that they believe is being made available via Napster’s services without proper authorization. Napster generally removes the allegedly infringing music content from its service. MGI Software, which we acquired in January 2002, has been notified by a number of companies that certain of MGI Software’s software products may infringe patents owned by these companies. MGI Software also has been notified by a number of its OEM customers that they have been approached by one of these companies regarding possible patent infringement related to certain MGI Software software products that they bundle with their respective computer products. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. We could be required to spend significant amounts of time and money to defend ourselves against such claims. If any of these claims were to prevail, we could be forced to pay damages, comply with injunctions, or stop distributing our products and services while we re-engineer them or seek licenses to necessary technology, which might not be available on reasonable terms. We could also be subject to claims for indemnification resulting from infringement claims made against our customers and strategic partners, which could increase our defense costs and potential damages. Any of these events could require us to change our business practices and harm our business.

A decline in current levels of consumer spending could reduce our sales.

Our business is directly affected by the level of consumer spending. One of the primary factors that affect consumer spending is the general state of the local economies in which we operate. Lower levels of consumer spending in regions in which we have significant operations could have a negative impact on our business, financial condition or results of operations.

We may need additional capital, and we cannot be sure that additional financing will be available.

Although we currently anticipate that our available funds and expected cash flow from operations will be sufficient to meet our cash needs for the foreseeable future, we may require additional financing. Our ability to obtain financing will depend, among other things, on our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. We expect to spend significant amounts of cash in connection with the recent launch of our Napster service and expect to experience operating losses from such service in at least the short term. We cannot assure you that additional financing will be available to us on favorable terms when required, or at all. If we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to the rights of our common stock, and our stockholders may experience dilution.

Another significant terrorist attack could have a negative impact on our business.

A significant terrorist attack on U.S. soil or U.S.-based business interests abroad could cause a significant decline in demand for our products and disrupt our business. An attack could generally trigger a significant economic downturn, which could affect the consumer electronics and software industry as a whole. Further, an attack could disrupt our manufacturing and worldwide distribution of our products. Any terrorist attack could cause a significant decrease in our revenues.

If we repatriate cash from our foreign subsidiaries, we will incur additional income taxes that could negatively impact our results of operations and financial position.

A portion of our cash and cash equivalents are held by one or more of our foreign subsidiaries. If we need additional cash to acquire assets or technology or to support our operations in the United States, we may be required to repatriate some of our cash from these foreign subsidiaries to the United States. We are likely to incur additional income taxes from the repatriation, which could negatively affect our results of operations and financial position. Recently, we began a corporate restructuring to close certain of our overseas operations. We cannot assure you that such restructuring efforts will not result in additional tax liability as cash is repatriated to the United States in connection with such restructuring.

If proposed accounting regulations that require companies to expense stock options are adopted, our earnings will decrease and our stock price may decline.

A number of publicly-traded companies have recently announced that they will begin expensing stock option grants to employees. In addition, the Financial Accounting Standards Board, or FASB, has indicated that possible rule changes requiring expensing of stock options may be adopted in the near future. Currently, we generally only disclose such expenses on a pro forma basis in the notes to our annual and interim financial statements in accordance with accounting principles generally accepted in the United States. If accounting standards are changed to require us to expense stock options, our reported earnings will decrease significantly and our stock price could decline.

Risks Related to Our Online Music Services Business

Our online music services initiatives have a limited operating history and a history of losses and may not be successful.

On May 19, 2003 we acquired substantially all of the ownership interest of Napster, LLC (f/k/a Pressplay). We used the Pressplay-branded service as a technology platform to roll-out our online music services division in October 2003. The business models, technologies and market for online music services are new and unproven. Prior to our acquisition of Napster, LLC, consumer adoption and usage of the Pressplay-branded service had not been significant. You should consider the online music distribution business and prospects in light of the risks, expenses and difficulties encountered by companies in their early stage of development. Napster has experienced significant net losses since its inception and, given the significant operating and capital expenditures associated with our business plan, we expect to incur net losses for at least the next twelve months and may experience net losses thereafter. No assurance can be made that our Napster division’s business will not record losses after its launch, or that our Napster division will ever contribute net income to our statement of operations. If our Napster division is not successful, our business and business prospects could be harmed. Pressplay has incurred cumulative losses of approximately $52.6 million from inception (April 2001) through May 19, 2003. Napster has incurred cumulative losses of approximately $28.2 million from May 20, 2003 through December 31, 2003.

If we do not continue to add customers for our services, our revenues and business will be harmed.

Customers may cease using our service, and potential customers may decline to begin using our service, for many potential reasons, including that the service does not provide enough value or content or because customer service issues are not satisfactorily resolved. In order to increase our number of customers and revenues, we must continue to add new customers while minimizing the rate of loss of existing customers. If our other marketing and promotional activities fail to add new customers at a rate significantly higher than our rate of loss, our business will suffer. In addition, if the costs of such marketing and promotional activities increase in order to add new customers, our margins and operating results will suffer. Recently, we entered into an agreement with two universities to provide the Napster service to certain of the universities’ students. If we are unable to attract other colleges and universities to enter into agreements with us, our business may be harmed.

We cannot provide assurances that the usage of the Napster brand will increase revenues.

Customers may not associate the Napster brand with a paid service model. If the Napster brand fails to attract new customers, our revenues and business will suffer, and we may need to incur additional marketing expenditures to compensate for such failure.

We face competition from traditional retail music distributors, from emerging paid online music services delivered electronically such as ours, and from “free” peer-to-peer services such as KaZaA and Morpheus.

Our paid online music services face competition from traditional retail music distributors such as Tower Records as well as online retailers such as Amazon.com. These retailers may include regional and national mall-based music chains, international chains, deep-discount retailers, mass merchandisers, consumer electronics outlets, mail order, record clubs, independent operators and online physical retail music distributors, some of which have greater financial and other resources than we do. To the extent that consumers choose to purchase media in non-electronic formats, it may reduce our sales, reduce our gross margins, increase our operating expenses and decrease our profit margins in specific markets.

Our online music services competitors include Listen.com, the provider of the Rhapsody service and a subsidiary of RealNetworks, Inc., Apple Computer’s iTunes Music Store, Buy.com, Inc., MusicNet, a joint venture between, among others, AOL Time Warner and RealNetworks, MusicMatch and other online efforts, including those of leading media companies. We anticipate competition for online music distribution service revenue from a wide range of companies, including broadband Internet service providers such as Yahoo! and MSN as well as from e-tailers such as Amazon.com, Bestbuy.com, Dell Computers, Virgin and Walmart.com.

Our online music services also face significant competition from “free” peer-to-peer services, such as KaZaA, Morpheus, Grokster and a variety of other similar services that allow computer users to connect with each other and to copy many types of program files, including music and other media, from one another’s hard drives, all without securing licenses from content providers. The legal status of these “free” services is uncertain, because although some courts have found that these services violate copyright laws, other services have been found to not violate any copyright laws, particularly in the case of Grokster. Additionally, enforcement efforts against those in violation have not effectively shut down these services, and there can be no assurance that these services will ever be shut down. The ongoing presence of these “free” services substantially impairs the marketability of legitimate services, regardless of the ultimate resolution of their legal status.

Many of our competitors have significantly more resources than we do, including access to content, and some of our competitors may be able to leverage their experience in providing online music distribution services or similar services to their customers in other businesses. Some of these competitors may be able to offer services at a lower price than we can. In addition, competing services may be able to obtain more or better music content or may be able to license such content on more favorable terms than we can, which could harm the ability of our online music services to compete effectively in the marketplace.

The online music industry is experiencing consolidation, which may intensify competition and harm our business and results of operations.

The Internet and media distribution industries are undergoing substantial change, which has resulted in increasing consolidation and a proliferation of strategic transactions. Many companies in these industries have been going out of business or are being acquired by competitors. As a result, we may be competing with larger competitors that have substantially greater resources than we do. We expect this consolidation and strategic partnering to continue. Acquisitions or strategic relationships could harm us in a number of ways. For example:

•	competitors could acquire or enter into relationships with companies with which we have strategic relationships and discontinue our relationship, resulting in the loss of distribution opportunities for our products and services or the loss of certain enhancements or value-added features to our products and services;

•	competitors could obtain exclusive access to desirable multimedia content, thus decreasing the use of our products and services to distribute and experience the content that audiences most desire;

•	competitors could obtain exclusive access to certain distribution channels which could decrease our ability to distribute our service;

•	suppliers of important or emerging technologies could be acquired by a competitor or other company which could prevent us from being able to utilize such technologies in our offerings, and disadvantage our offerings relative to those of competitors;

•	a competitor could be acquired by a party with significant resources and experience that could increase the ability of the competitor to compete with our products and services; and

•	other companies with related interests could combine to form new, formidable competition, which could preclude us from obtaining access to certain markets or content, or which could dramatically change the market for our products and services.

Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. They could also force us to expend greater resources to meet new or additional competitive threats, which could also harm our operating results.

Online music distribution services in general are new and rapidly evolving and may not prove to be a profitable or even viable business model.

Online music distribution services are a relatively new business model for delivering digital media over the Internet. It is too early to predict whether consumers will accept in significant numbers online music services and accordingly whether the services will be financially viable. If online music distribution services do not prove to be popular with consumers, or if these services cannot sustain any such popularity, our business and prospects would be harmed.

We rely on content provided by third parties, which may not be available to us on commercially reasonable terms or at all.

We rely on third-party content providers to offer music content that can be delivered to users of our service. These third party providers include music publishers and music labels. Rights to provide this content to our customers, particularly publishing rights, are difficult to obtain and require significant time and expense. In some cases, we pay substantial fees to obtain content for this third party content. In order to provide a compelling service, we must be able to continue to license a wide variety of music content and offer unique, and in some cases exclusive, music content to our customers. We cannot guarantee that we will be able to secure licenses to music content or that such licenses will be available on commercially reasonable terms. Recently, we have announced our intention to offer the Napster service outside of the United States. The expansion of the service abroad requires that additional publishing and sound recording licenses be obtained for music currently offered in the United States as well as for music that is available only in foreign markets. We cannot assure you that we will be able to obtain such licenses on favorable terms or at all. Failure to obtain these licenses will harm our expansion into foreign markets and our revenues.

We must provide digital rights management solutions that are acceptable to both content providers and consumers.

We must provide digital rights management solutions and other security mechanisms in our online music distribution services in order to address concerns of content providers and artists, and we cannot be certain that we can develop, license or acquire such solutions, or that content licensors or consumers will accept them. Consumers may be unwilling to accept the use of digital rights management technologies that limit their use of content, especially with large amounts of free content readily available.

Third-party providers of digital rights management software, such as Microsoft, may be unwilling to continue to provide such software to us upon reasonable or any terms. If we are unable to acquire these solutions on reasonable or any terms, or if customers are unwilling to accept these solutions, our business and prospects could be harmed.

Our business could be harmed by a lack of availability of popular content.

Our business is affected by the release of “hit” music titles, which can create cyclical trends in sales distinctive to the music industry. It is not possible to determine the timing of these cycles or the future availability of hit titles. Hit products are important because they generate customer interest. We depend upon the music content providers to continue to produce hit products. To the extent that new hits are not available, or not available at prices attractive to consumers, our sales and margins may be adversely affected.

Our success depends on our music service’s interoperability with our customer’s music playback hardware.

In order for our Napster service to be successful we must design our service to interoperate effectively with a variety of hardware products, including home stereos, car stereos, portable digital audio players, and PCs. We depend on significant cooperation with manufacturers of these products and with software manufacturers that create the operating systems for such hardware devices to achieve our design objectives and to offer a service that is attractive to our customers. Our software is currently not compatible with the iPod music player. If we cannot successfully design our service to interoperate with the music playback devices that our customers own, our business will be harmed.

We may not successfully develop new products and services.

The success of the Napster service will depend on our ability to develop leading edge media and digital distribution products and services. Our business and operating results will be harmed if we fail to develop products and services that achieve widespread market acceptance or that fail to generate significant revenues or gross profits to offset our development and operating costs. We may not timely and successfully identify, develop and market new product and service opportunities. We may not be able to add new content such as video, or other content as quickly or as efficiently as our competitors or at all. If we introduce new products and services, they may not attain broad market acceptance or contribute meaningfully to our revenues or profitability. Competitive or technological developments may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments.

Because the markets for our products and services are changing rapidly, we must develop new offerings quickly. Delays and cost overruns could affect our ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements. Our products also may contain undetected errors that could cause increased development costs, loss of revenues, adverse publicity, reduced market acceptance of our products or services or lawsuits by customers.

We must integrate our recent acquisition of Napster and to remain competitive.

In May 2003, we completed our acquisition of Napster, LLC, provider of our online music distribution service. Integrating the Napster assets and the VUNet USA Technologies assets or other acquisitions, could cause significant diversions of management time and resources. We recently announced the consolidation of Napster operations in Los Angeles. There is no guarantee that this consolidation will be successful or that it will be accomplished in a timely manner.

The growth of our business depends on the increased use of the Internet for communications, electronic commerce and advertising.

The growth of our business depends on the continued growth of the Internet as a medium for media consumption, communications, electronic commerce and advertising. Our business will be harmed if Internet usage does not continue to grow, particularly as a source of media information and entertainment and as a vehicle for commerce in goods and services. Our success also depends on the efforts of third parties to develop the infrastructure and complementary products and services necessary to maintain and expand the Internet as a viable commercial medium. We believe that other Internet-related issues, such as security, privacy, reliability, cost, speed, ease of use and access, quality of service and necessary increases in bandwidth availability, remain largely unresolved and may affect the amount and type of business that is conducted over the Internet, and may impact our ability to sell our products and services and ultimately impact our business results and prospects.

If Internet usage grows, the Internet infrastructure may not be able to support the demands placed on it by such growth, specifically the demands of delivering high-quality media content. As a result, its performance and reliability may decline. In addition, Websites have experienced interruptions in service as a result of outages, system attacks and other delays occurring throughout the Internet network infrastructure. If these outages, attacks or delays occur frequently or on a broad scale in the future, Internet usage, as well as the usage of our products, services and Websites, could grow more slowly or decline.

If broadband technologies do not become widely available or widely adopted, our online music distribution services may not achieve broad market acceptance, and our business may be harmed.

We believe that increased Internet use and especially the increased use of media over the Internet may depend on the availability of greater bandwidth or data transmission speeds (also known as broadband transmission). If broadband technologies do not become widely available or widely adopted, our online music distribution services may not achieve broad market acceptance and our business and prospects could be harmed. To date, we believe that broadband technologies have been adopted at a slower rate than expected, which we believe has slowed the level of use of media over the Internet and may harm our business and prospects if the rate of adoption does not increase.

More consumers are utilizing non-PC devices to access digital content, and we may not be successful in developing versions of our products and services that will gain widespread adoption by users of such devices.

In the coming years, the number of individuals who access digital content through devices other than a personal computer, such as personal digital assistants, cellular telephones, television set-top devices, game consoles and Internet appliances, is expected to increase dramatically. Manufacturers of these types of products are increasingly investing in media-related applications, but development of these devices is still in an experimental stage and business models are new and unproven. If we are unable to offer our services on these alternative non-PC devices, we may fail to capture a sufficient share of an increasingly important portion of the market for digital media services or our costs may increase significantly.

Our network is subject to security and stability risks that could harm our business and reputation and expose us to litigation or liability.

Online commerce and communications depend on the ability to transmit confidential information and licensed intellectual property securely over private and public networks. Any compromise of our ability to transmit such information and data securely or reliably, and any costs associated with preventing or eliminating such problems, could harm our business. Online transmissions are subject to a number of security and stability risks, including:

•	our own or licensed encryption and authentication technology, and access and security procedures, may be compromised, breached or otherwise be insufficient to ensure the security of customer information or intellectual property;

•	we could experience unauthorized access, computer viruses, system interference or destruction, “denial of service” attacks and other disruptive problems, whether intentional or accidental, that may inhibit or prevent access to our Websites or use of our products and services;

•	someone could circumvent our security measures and misappropriate our, our partners’ or our customers’ proprietary information or content or interrupt operations, or jeopardize our licensing arrangements, which are contingent on our sustaining appropriate security protections;

•	our computer systems could fail and lead to service interruptions;

•	we may be unable to scale our infrastructure with increases in customer demand, including in connection with the recent relaunch of Napster;

•	our network of facilities may be affected by a natural disaster, terrorist attack or other catastrophic events; or

•	our network may experience instability caused by the transition of prior users of the VUNet USA Technologies’ service off of such service and our exclusive use of such service.

The occurrence of any of these or similar events could damage our business, hurt our ability to distribute products and services and collect revenue, threaten the proprietary or confidential nature of our technology, harm our reputation, and expose us to litigation or liability. We may be required to expend significant capital or other resources to protect against the threat of security breaches, hacker attacks or system malfunctions or to alleviate problems caused by such breaches, attacks or failures.

We are subject to risks associated with governmental regulation and legal uncertainties.

Few existing laws or regulations specifically apply to the Internet, other than laws and regulations generally applicable to businesses. Certain U.S. export controls and import controls of other countries, including controls on the use of encryption technologies, may apply to our products. Many laws and regulations, however, are pending and may be adopted in the United States, individual states and local jurisdictions and other countries with respect to the Internet. These laws may relate to many areas that impact our business, including content issues (such as obscenity, indecency and defamation), copyright and other intellectual property rights, digital rights management, encryption, caching of content by server products, personal privacy, taxation, e-mail, sweepstakes, promotions, network and information security and the convergence of traditional communication services with Internet communications, including the future availability of broadband transmission capability and wireless networks. These types of regulations are likely to differ between countries and other political and geographic divisions. Other countries and political organizations are likely to impose or favor more and different regulation than that which has been proposed in the United States, thus furthering the complexity of regulation. The United States, for example, has recently enacted an e-mail marketing law that, among other things, permits consumers to choose not to receive unsolicited e-mail from specified senders and subjects violators to certain civil penalties. As we have in the past and will likely continue in the future to utilize e-mail marketing, such laws will affect our future marketing efforts and, although we intend to comply with such laws, any inadvertent violation of such laws could subject us to penalties. In addition, state and local governments may impose regulations in addition to, inconsistent with, or stricter than federal regulations. The adoption of such laws or regulations, and uncertainties associated with their validity, interpretation, applicability and enforcement, may affect the available distribution channels for and costs associated with our products and services, and may affect the growth of the Internet. Such laws or regulations may harm our business. Our products and services may also become subject to investigation and regulation of foreign data protection and e-commerce authorities, including those in the European Union. Such activities could result in additional product and distribution costs for us in order to comply with such regulation.

We do not know for certain how existing laws governing issues such as property ownership, copyright and other intellectual property issues, digital rights management, taxation, gambling, security, illegal or obscene content, retransmission of media, and personal privacy and data protection apply to the Internet. The vast majority of such laws were adopted before the advent of the Internet and related technologies and do not address the unique issues associated with the Internet and related technologies. Most of the laws that relate to the Internet have not yet been interpreted. In addition to potential legislation from local, state and federal governments, labor guild agreements and other laws and regulations that impose fees, royalties or unanticipated payments regarding the distribution of media over the Internet may directly or indirectly affect our business. While we and our customers may be directly affected by such agreements, we are not a party to such agreements and have little ability to influence the degree such agreements favor or disfavor Internet distribution or our business models. Changes to or the interpretation of these laws and the entry into such industry agreements could:

•	limit the growth of the Internet;

•	create uncertainty in the marketplace that could reduce demand for our products and services;

•	increase our cost of doing business;

•	expose us to increased litigation risk, substantial defense costs and significant liabilities associated with content available on our Websites or distributed or accessed through our products or services, with our provision of products and services, and with the features or performance of our products and Websites;

•	lead to increased product development costs or otherwise harm our business; or

•	decrease the rate of growth of our user base and limit our ability to effectively communicate with and market to our user base.

Under copyright law, we may be required to pay licensing fees for digital sound recordings we deliver in original and archived programming. Copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration proceedings known as CARP proceedings which are subject to approval by the United States Copyright Office. Past CARP proceedings have resulted in proposed rates for statutory webcasting that were significantly in excess of rates requested by webcasters. CARP proceedings relating to music subscription and non-subscription services offering music programming that qualify for various licenses under U.S. copyright law are pending. We cannot predict the outcome of these negotiations or CARP proceedings and may elect instead to attempt to directly license music content for our subscription and/or non-subscription services, either alone or in concert with other affected companies. Such licenses may only apply to music performed in the United States, and the availability of corresponding licenses for international performances is unclear. Therefore, our ability to find rights holders and negotiate appropriate licenses is uncertain. Many of our systems may be affected by these rates, which may negatively impact our revenues. There are other negotiations and CARPs in process which will set rates for subscription music services and services that deliver digital downloads of music, and the outcome of these negotiations and CARPs will also likely affect our business in ways that we cannot predict. Voluntarily negotiated rates for mechanical licenses with respect to streaming and conditional digital downloads with the Harry Fox Agency and National Music Publishers Association have not been agreed to, and we are currently operating under a standstill agreement until such time as such rates are negotiated. No agreement has been reached with performing rights societies such as

ASCAP or BMI regarding whether digital downloads constitute public performances of copyrighted works that would trigger payment of public performance royalties. Depending on the rates and terms adopted for these voluntary and/or statutory licenses, our business could be harmed by increasing our own cost of doing business, as well as by increasing the cost of doing business for our customers. We anticipate future CARPs relating to music subscription delivery services, which may also adversely affect the online distribution of music.

The Child Online Protection Act and the Child Online Privacy Protection Act impose civil and criminal penalties on persons distributing material harmful to minors (e.g., obscene material) over the Internet to persons under the age of 17, or collecting personal information from children under the age of 13. We do not knowingly distribute harmful materials to minors or collect personal information from children under the age of 13. The manner in which these Acts may be interpreted and enforced cannot be fully determined, and future legislation similar to these Acts could subject us to potential liability if we were deemed to be non-compliant with such rules and regulations, which in turn could harm our business.

There are a large number of legislative proposals before the United States Congress and various state legislatures regarding intellectual property, digital rights management, copy protection requirements, privacy, email marketing and security issues related to our business. It is not possible to predict whether or when such legislation may be adopted, and certain proposals, if adopted, could materially and adversely affect our business through a decrease in user registration and revenue, and influence how and whether we can communicate with our customers.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to servers. Many of the services we provide also require that a user provide certain information to us. We post an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation and harm our business.

If we are not able to manage our growth, our business could be affected adversely.

Napster has expanded rapidly since it launched its Website under the name Pressplay in December 2001. We anticipate further expanding our operations to help grow our subscriber base and to take advantage of favorable market opportunities. Any future expansion will likely place significant demands on our managerial, operational, administrative and financial resources. If we are not able to respond effectively to new or increased demands that arise because of our growth, or, if in responding, our management is materially distracted from our current operations, our business may be affected adversely. In addition, if we do not have sufficient breadth and depth of the titles necessary to satisfy increased demand arising from growth in our subscriber base, our subscriber satisfaction may be affected adversely.

Risks Related to this Offering

We cannot assure you that our stock price will not decline.

The market price of our common stock could be subject to significant fluctuations. Among the factors that could affect our stock price are:

•	quarterly variations in our operating results;

•	changes in revenue or earnings estimates or publication of research reports by analysts;

•	failure to meet analysts’ or our own revenue or earnings estimates;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	actions by institutional stockholders;

•	general market conditions; and

•	domestic and international economic factors unrelated to our performance.

The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at any particular price, or at all.

Shares eligible for sale in the future could negatively affect our stock price.

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock or the perception that these sales could occur. This might also make it more difficult for us to raise funds through the issuance of securities. As of March 17, 2004, we had outstanding 33,542,080 shares of common stock of which 28,026,315 shares are freely tradeable and 5,500,000 of which are being registered as part of this offering. The remaining 15,765 shares of common stock outstanding are “restricted securities” as defined in Rule 144 and are held by our “affiliates” (as that term is defined in Rule 144 under the Securities Act). These restricted securities may be sold in the future pursuant to registration statements filed with the SEC or without registration under the Securities Act to the extent permitted by Rule 144 or other exemptions under the Securities Act.

As of January 31, 2004, there were an aggregate of 6,791,865 shares of common stock issuable upon exercise of outstanding stock options and warrants, including 6,574,118 shares issuable upon exercise of options outstanding under our option plans, 117,647 shares of common stock issuable upon exercise of an outstanding warrant issued to Virgin Holdings, Inc., and 100,000 shares of common stock issuable upon exercise of an outstanding warrant issued to the trustee in the Napster bankruptcy in connection with our acquisition of the Napster assets. We may issue and/or register additional shares, options, or warrants in the future in connection with acquisitions, compensation or otherwise. We have not entered into any agreements or understanding regarding any future acquisitions and cannot ensure that we will be able to identify or complete any acquisition in the future.

Provisions in our agreements, charter documents, stockholder rights plan and Delaware law may delay or prevent acquisition of us, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. In addition, we have adopted a stockholder rights plan that makes it more difficult for a third party to acquire us without the approval of our board of directors. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC and does not contain all the information set forth in the registration statement. Whenever a reference is made in this prospectus to any contract, agreement or other document of Roxio, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or the exhibits to the reports or other documents incorporated by reference in this prospectus for a copy of such contract, agreement or other document.

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our filings, including the registration statement, are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any documents we file at the SEC’s Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by submitting a request in writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, our common stock is listed on the Nasdaq National Market and similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important business, financial and other information to you in this prospectus by referring you to the publicly filed documents containing this information. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained in this prospectus or filed later by us with the SEC. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC, which documents contain important information about Roxio and our common stock:

•	our Annual Report on Form 10-K for the year ended March 31, 2003 (excluding “Risk Factors” set forth therein) filed with the SEC on June 30, 2003;

•	Amendment No. 1 to our Annual Report for the year ended March 31, 2003 on Form 10-K/A filed with the SEC on July 29, 2003;

•	our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2003, September 30, 2003 and December 31, 2003 (excluding in each case “Risk Factors” set forth therein) filed with the SEC on August 14, 2003, November 14, 2003, and February 17, 2004, respectively;

•	our Current Reports on Form 8-K, filed with the SEC on April 2, 2003, April 18, 2003, May 19, 2003, June 20, 2003, July 23, 2003, July 31, 2003, November 10, 2003, November 14, 2003, January 6, 2004, January 8, 2004, January 13, 2004, January 30, 2004, March 25, 2004 and March 29, 2004;

•	Amendment No. 1 to our Current Report on Form 8-K filed with the SEC on July 14, 2003;

•	the description of our Common Stock contained in our Registration Statement on Form 10 filed with the SEC on February 21, 2001 and as subsequently amended, and any other amendment or report filed for the purpose of updating such description; and

•	the description of our Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A filed with the SEC on June 5, 2001, and any amendment or report filed for the purpose of updating such description.

Unless specifically stated to the contrary, none of the information that we disclose under Items 9 or 12 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus. We incorporate by reference into this registration statement any future filings that we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended, until the termination of this offering. This means that we can disclose important business, financial and other information in this registration statement by referring you to the publicly filed documents containing this information. All information incorporated by reference is part of this registration statement, unless and until that information is updated and superseded by the information contained in this registration statement or any information later incorporated. Any information that we subsequently file with the SEC that is incorporated by reference will automatically update and supersede any previous information that is part of this registration statement.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this prospectus, other than the exhibits to such documents unless the exhibits are specifically incorporated by reference but not delivered with this prospectus. Requests should be directed to Investor Relations, Roxio, Inc., 455 El Camino Real, Santa Clara, California 95050, (408) 367-3100.

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

SELLING STOCKHOLDERS

We issued (i) 5,500,000 of the shares of our common stock offered by this prospectus to certain of the selling stockholders in a private placement that closed on January 13, 2004, and (ii) 235,294 of the shares of our common stock offered by this prospectus to Virgin Holdings, Inc. on May 17, 2001. In addition, up to 117,647 of the shares of our common stock offered by this prospectus are issuable upon exercise of a warrant to purchase common stock issued to Virgin Holdings, Inc. on May 17, 2001. We are registering the shares of our common stock offered by this prospectus on behalf of the selling stockholders named in the table below. The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of our common stock being registered.

The following table sets forth information known to us with respect to the beneficial ownership of shares of our common stock as of January 31, 2004 by each selling stockholder. The number of shares in the column “Number of Shares Being Offered” represents all of the shares of our common stock that each selling stockholder may offer under this prospectus. The number of shares in the column “Shares Beneficially Owned After Offering” assumes that each selling stockholder sells all of its shares of our common stock offered by this prospectus. The selling stockholders may sell some, all or none of their shares of our common stock. We do not know how long the selling stockholders will hold the shares our common stock before selling them and we currently have no agreements, arrangements or understandings with any of the selling stockholders regarding the sale of any of the shares of our common stock. None of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates in the past three years. The information in the table below is current only as of the date of this prospectus.

In the following table, we have determined the number and percentage of shares beneficially owned in accordance with Rule 13d-3 of the Exchange Act, and this information does not necessarily indicate beneficial ownership for any other purpose. Except as otherwise indicated in the footnotes below, we believe that each of the selling stockholders named in this table has sole voting and investment power over the shares of our common stock indicated. In determining the number of shares of our common stock beneficially owned by a person and the percentage ownership of that person, we include any shares as to which the person has sole or shared voting power or investment power, as well as any shares subject to warrants or options held by that person that are currently exercisable or exercisable within 60 days after January 31, 2004. Applicable percentages are based on 33,542,080 shares of our common stock outstanding on March 17, 2004.

Name	Shares Beneficially Owned Prior to Offering		Number of Shares Being Offered	Shares Beneficially Owned After Offering
	Number	Percent		Number	Percent
Virgin Holdings, Inc.(1)	352,941	1.05%	352,941	—	—
Bonanza Master Fund Ltd. (2)	243,902	*	243,902	—	—
Smithfield Fiduciary LLC (3)(11)	1,463,415	4.36%	1,463,415	—	—
UBS O’Connor LLC f/b/o PIPES Corporate Strategies Master Ltd. (4)(11)	243,902	*	243,902	—	—
Citadel Equity Fund Ltd. (5)(11)	1,627,512	4.85%	1,219,512	408,000	1.46%
Crestview Capital Master, LLC (6)(11)	243,902	*	243,902	—	—
Deephaven Small Cap Growth Fund, LLC (7)(11)	487,805	1.45%	487,805	—	—
Capital Ventures International (8)	378,050	1.13%	378,050	—	—
SF Capital Partners LTD (9)(11)	607,538	1.81%	243,902	363,636	1.30%
Special Situations Fund III, L.P. (10)	476,780	1.42%	476,780	—	—
Special Situations Cayman Fund L.P. (10)	142,439	*	142,439	—	—
Special Situations Private Equity Fund, L.P. (10)	179,024	*	179,024	—	—
Special Situations Technology Fund, L.P. (10)	29,927	*	29,927	—	—
Special Situations Technology Fund II, L.P. (10)	147,440	*	147,440	—	—

*	Less than 1%.

(1)	The Registrant has been advised that Virgin Holdings, Inc. is an indirect wholly-owned subsidiary of EMI Group plc, a reporting company under the Securities Exchange Act of 1934. Includes 117,647 shares of common stock issuable upon exercise of a warrant to purchase common stock within 60 days from January 31, 2004.

(2)	The Registrant has been advised that Bonanza Master Fund Ltd. is a private investment fund that is owned by all of its investors. Bernay Box, in his capacity as General Partner of BMF, has discretionary authority to vote and dispose of the shares held by BMF.

(3)	The Registrant has been advised that Highbridge Capital Management, LLC (Highbridge) is the trading manager of Smithfield Fiduciary LLC (Smithfield) and consequently has voting control and investment discretion over the shares of common stock held by Smithfield. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(4)	The Registrant has been advised that UBS O’Connor, LLC is an indirect wholly-owned subsidiary of UBS AG, a reporting company under the Exchange Act of 1934. The Registrant has further been advised that UBS AG is an affiliate of one or more NASD registered broker-dealers.

(5)	The Registrant has been advised that Citadel Limited Partnership (“Citadel”) is the trading manager of Citadel Equity Fund Ltd. and consequently has voting control and investment discretion over securities held by Citadel Equity Fund Ltd. Citadel disclaims beneficial ownership of the shares beneficially owned by Citadel Equity Fund Ltd. Kenneth C. Griffin indirectly controls Citadel and therefore has ultimate voting and investment discretion over securities held by Citadel Equity Fund Ltd. Mr. Griffin disclaims beneficial ownership of the shares held by Citadel Equity Fund Ltd. The Registrant has further been advised that Citadel Equity Fund Ltd. is the sole owner of Aragon Investments Ltd., a NASD registered broker-dealer.

(6)	The Registrant has been advised that Crestview Capital Master, LLC is a limited liability company, whose managing members are Richard Levy and Steve Flint. The Registrant has further been advised that Steve Flint is a principal of Dillon Capital, which is affiliated with one or more broker-dealers.

(7)	The Registrant has been advised that Deephaven Small Cap Growth Fund LLC is a private investment fund that is owned by all of its investors and is managed by Deephaven Capital Management LLC, of which Mr. Colin Smith is the chief executive officer and has voting and investment control over the shares held by Deephaven Small Cap Growth Fund LLC. The Registrant has further been advised that Deephaven Small Cap Growth Fund LLC is not a broker-dealer, but it is an indirect subsidiary of Knight Trading Group, Inc., which is affiliated with one or more broker-dealers.

(8)	The Registrant has been advised that Capital Ventures International (“CVI”) is a private investment fund that is owned by all of its investors. Heights Capital Management, Inc., the authorized agent of CVI, has discretionary authority to vote and dispose of the shares held by CVI. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., has investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(9)

The Registrant has been advised that Michael A. Roth and Brian J. Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company (“Staro”), which acts as investment manager and has sole power to direct the management of SF Capital Partners, Ltd., a British Virgin Islands

company (“SF Capital”), and that through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the foregoing shares. The Registrant has further been advised that SF Capital is under common control with two NASD registered broker-dealers and that an affiliate of SF Capital has made a small subordinated loan to a NASD member.

(10)	The Registrant has been advised that MGP Advisors Limited is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. is the general partner of MGP Advisors Limited and the general partner of and investment adviser to Special Situations Cayman Fund, L.P. MG Advisers, L.L.C. is the general partner of and investment adviser to Special Situations Private Equity Fund, L.P. SST Advisers, L.L.C. is the general partner of and investment adviser to Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP Advisors Limited, AWM Investment Company, Inc., MG Advisers, L.L.C. and SST Advisers, L.L.C. and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

(11)	The selling stockholder has advised the Registrant that it and/or certain of its affiliates are NASD registered broker-dealers. The selling stockholder has advised the Registrant that it has purchased the securities covered by the Registration Statement in the ordinary course of its business. The selling stockholder has also advised the Registrant that, at the time of the purchase of such securities, it did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities.

PLAN OF DISTRIBUTION

We will not receive any proceeds from the sale of shares of our common stock covered by this prospectus. The shares of our common stock are being offered on behalf of the selling stockholders. The shares of our common stock may be sold or distributed from time to time by the selling stockholders, or by pledges, donees or transferees of, or other successors in interest to, the selling stockholders, directly to one or more purchasers (including pledges) or through brokers, dealers or underwriters who may act solely as agents or who may acquire shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed.

The sale of the shares of our common stock may be effected in one or more of the following methods:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services in the over-the-counter market;

•	through the writing of options, whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales.

In addition, any shares that qualify for sale pursuant to Rule 144 of the Securities Act of 1933 may be sold under Rule 144 of the Securities Act rather than pursuant to this prospectus.

These transactions may include crosses or block transactions. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

In addition, the selling stockholders or their successors in interest may enter into hedging transactions with broker-dealers who may engage in short sales of shares of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the shares of our common stock, which shares may be resold thereafter pursuant to this prospectus.

The selling stockholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the shares of our common stock and, if the selling stockholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the shares of our common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our common stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholders and/or purchasers of the shares of our common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

The selling stockholders and any broker-dealers who act in connection with the sale of shares of our common stock hereunder may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of shares of our common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling stockholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling stockholder, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock.

We will bear all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against specific liabilities, including liabilities arising under the Securities Act. The selling stockholders have agreed to indemnify specific persons, including broker-dealers and agents, against specific liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act. We have agreed to indemnify the selling stockholders against specified liabilities, including specified liabilities under the Securities Act. We have agreed to maintain the effectiveness of this registration statement until the earlier of 1) two years after the effective date of this registration statement (and in the case of certain of the selling stockholders, three years after the effective date of this registration statement), 2) the date on which neither the selling stockholders nor any of their affiliates holds any Roxio shares, 3) after the date on which the shares may be resold by the selling stockholders and their affiliates without registration by reason of Rule 144(k) under the Securities Act or any other rule of similar effect. The selling stockholders may sell all, some or none of the shares offered by this prospectus.

LEGAL MATTERS

The validity of the shares of our common stock offered hereby will be passed upon for us by O’Melveny & Myers LLP, Menlo Park, California.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

5,852,941 Shares

ROXIO, INC.

Common Stock

PROSPECTUS

April 1, 2004